UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 SEC File Number:  333-138465
 CUSIP Number: 50255M 108
(Check One):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR
☐ Form N-CSR

For period ended:  March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

PART I—REGISTRANT INFORMATION

Full name of registrant:                                                         La Cortez Energy, Inc.

Address of Principal Executive Office:                               Calle 67 #7-35 Oficina 409

City, State and Zip Code:                                                      Bogotá, Colombia

Copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Report”) by the prescribed date of May 17, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo                                                (212)                      400-6900

(Name)                                                                (Area Code)               (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes              ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes              ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Total revenues, consisting of oil and gas revenues were $90,383 in the quarter ended March 31, 2010; the registrant had no revenues in the quarter ended March 31, 2009.

Operating costs were $397,143 in the quarter ended March 31, 2010, versus $0 in the quarter ended March 31, 2009.  Depreciation, depletion and amortization were $36,845 in the quarter ended March 31, 2010, versus $0 in the quarter ended March 31, 2009.  General and administrative costs were  $1,052,493 in the quarter ended March 31, 2010, versus $795,223 in the quarter ended March 31, 2009.  Total costs and expenses in the quarter ended March 31, 2010, were $1,486,644 versus $795,223 in the quarter ended March 31, 2009.

Loss from operations in the quarter ended March 31, 2010, was $1,396,261 versus $795,223 in the quarter ended March 31, 2009.

The registrant recognized an unrealized gain on fair value of derivative warrant instruments in the quarter ended March 31, 2010, of $555,508 versus an unrealized gain on fair value of derivative warrant instruments of $57,374 in the quarter ended March 31, 2009.  Interest income in the quarter ended March 31, 2010, was $5,681 versus $17,523 in the quarter ended March 31, 2009.

Loss before income taxes and net loss in the quarter ended March 31, 2010, were both $835,072, versus $720,326 in the quarter ended March 31, 2009.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

La Cortez Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:   May 18, 2010

By: /s/ Andres Gutierrez Rivera Name: Andres Gutierrez Rivera Title: Chief Executive Officer